SOUTHERN HERITAGE BANCSHARES, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF TENNESSEE



S-

SEE REVERSE SIDE FOR CERTAIN DEFINITIONS

CUSIP 84305Q 10 8

THIS CERTIFIES THAT

is the owner of

S P E C I M E N

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, $1.00 PAR VALUE, OF

SOUTHERN HERITAGE BANCSHARES, INC.

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the Transfer Agent of the Corporation.

IN WITNESS WHEREOF, the said Corporation has caused this certificate to be signed by facsimile signatures of its duly authorized officers and a facsimile of the Corporate Seal is to be hereunto affixed.

Dated:



CHIEF FINANCIAL OFFICER



PRESIDENT & CEO

The Shares represented by this Certificate are transferable at the offices of Illinois Stock Transfer Company, Chicago, Illinois.

Countersigned:
ILLINOIS STOCK TRANSFER COMPANY,
Transfer Agent

By

Authorized Officer



The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN   – as joint tenants with right of survivorship
         and not as tenants in common

UNIF TRANSFER MIN ACT – _____ Custodian _____
                           (Cust)   (Minor)
                        under Uniform Gifts to Minors Act

                        _____
                              (State)

Additional abbreviations may also be used though not in the above list.

For value received _____ *hereby sell, assign and transfer unto*

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	
		SHARES

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	
		SHARES

of the common stock evidenced by this Certificate, and do hereby irrevocably constitute and appoint

_____ *Attorney to*

transfer the said stock on the books of the Corporation, with full power of substitution in the premises.

Dated _____ 20 ___   _____
                                  Signature(s)

                                 _____
                                  Signature(s)

                                 NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME
                                 OF THE STOCKHOLDER(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY
                                 PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

                    IMPORTANT

A NOTARY SEAL IS NOT ACCEPTABLE. THE
SIGNATURE(S) MUST BE GUARANTEED BY AN   Medallion Signature(s) guarantee:
ELIGIBLE GUARANTOR INSTITUTION SUCH
AS A COMMERCIAL BANK, TRUST COMPANY,
SAVINGS AND LOAN, CREDIT UNION OR
BROKER.